Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007, and Amendment No. 2 to Agreement and Plan of Merger, dated as of June 28, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger.  The Company urges investors to read the documents when they become available because they will contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available.  Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.  Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is material distributed to media outlets in Northern New England beginning on June 28, 2007.  The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

corporate fact sheet

Strengthening Communities through Communications

FairPoint Communications has a proven record of growth since our first acquisition in 1993.

We have acquired telecommunications properties from small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the major telephone operating companies.

History

Headquartered in Charlotte, North Carolina, FairPoint Communications, Inc. is a leading provider of communications services to rural and small urban communities. Since our first acquisition in 1993, our focus has been, first and foremost, to serve the unique needs of our customers.

Financials

- FairPoint is publicly traded on the NYSE under the ticker "FRP."
- FairPoint's consolidated revenues for 2006 were $270.1 million.

Employees

- FairPoint has approximately 975 employees.

Access Line Equivalents

- FairPoint had a total of 311,150 (as of December 31, 2006) access line equivalents (voice access lines and HSD subscribers, which includes DSL, cable modem and wireless broadband).

Products and Services

- Local
- Long Distance
- Data
- Internet
- Broadband
- Video
- Business Communications Solutions

Locations

- FairPoint is headquartered in Charlotte, NC.
- FairPoint owns and operates 31 local exchange carriers in 18 states.

Alabama	Illinois	New Hampshire	Vermont
Colorado	Kansas	New York	Virginia
Florida	Maine	Ohio	Washington
Georgia	Massachusetts	Oklahoma	
Idaho	Missouri	Pennsylvania	

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

6-26-07

©FairPoint Communications, Inc.

merger fact sheet

Strengthening Communities through Communications

FairPoint Communications has a proven record of growth since our first acquisition in 1993.

We have acquired telecommunications properties from small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the major telephone operating companies.

About FairPoint

Incorporated in 1991, FairPoint's mission is to acquire and operate communications companies that set the standard of excellence for the delivery of service to rural and small urban communities. Today, FairPoint owns and operates 31 local exchange companies located in 18 states offering an array of services, including local and long distance voice, data, Internet and broadband offerings.

Transaction Facts

- FairPoint Communications, Inc. (NYSE: FRP) has entered into a definitive agreement to merge with a subsidiary of Verizon Communications Inc. which will own the wireline operations of Verizon in Maine, New Hampshire and Vermont.
- FairPoint will issue approximately 53.8 million shares of its common stock to be distributed in a tax-free transaction to the shareholders of Verizon. FairPoint's shareholders will own approximately 40% of the combined company, while Verizon's shareholders will own approximately 60%.
- The total transaction value for these Verizon operations is $2.715 billion, including the assumption or incurrence of $1.7 billion of debt by FairPoint. FairPoint has financing commitments in place for what it anticipates to be a substantial portion of this debt.
- The merger is expected to close by the end of January 2008 after the receipt of the required state and federal regulatory approvals.
- The combined company will serve approximately:
  - 1.6 million access lines,
  - 247,000 high-speed data subscribers,
  - 600,000 long distance customers,
  - and will provision 150,000 wholesale lines (as of December 31, 2006).
- As of December 31, 2006, FairPoint served 252,000 access lines, with 64,000 access lines currently located in Maine, New Hampshire and Vermont.

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

6-26-07

©FairPoint Communications, Inc.

merger fact sheet

Strengthening Communities through Communications

FairPoint Communications has a proven record of growth since our first acquisition in 1993.

We have acquired telecommunications properties from small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the major telephone operating companies.

Customer Impact

The merger is expected to create a range of benefits for customers. FairPoint plans to:

- Significantly expand broadband availability.
- Increase local operational presence and create new local service centers to deliver industry-leading customer service.
- Enable delivery of a broader range of communications products and services.

Employee Impact

FairPoint is committed to a New England-based management presence focused on dedicating the necessary financial resources to benefit local communities.

FairPoint will:

- Maintain union jobs and work with the union in a collaborative fashion to continue existing collective bargaining agreements.
- Assume pension and other post employment benefit obligations for all active, continuing employees.
  - Pension obligations will be fully funded as of the closing of the merger.
  - Retired Verizon company employees from the region will continue to receive their benefits pursuant to the Verizon plans.
- Add approximately 675 new positions within the three-state area to support administrative and technical service functions.

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

6-26-07

©FairPoint Communications, Inc.

senior management team



Eugene B. Johnson
Chairman & Chief Executive Officer

Gene Johnson co-founded the company and has been Chief Executive Officer since January 2002, adding the Chairman's position in January 2003. Before that, Mr. Johnson led FairPoint's corporate development efforts as Executive Vice President. A former Captain in the U.S. Army, he started his career as a CPA. He owned a cable television construction company and later became head of the M&A group of Cable Investments, Inc. He also served as President and principal shareholder of JC&A, Inc., an investment banking and brokerage firm providing services to the cable TV, telephone and related industries. Today Mr. Johnson serves on the Board of Trustees for the University of North Carolina at Charlotte and is a regular supporter of local civic activities.



Peter G. Nixon
Chief Operating Officer

Mr. Nixon has been responsible for overseeing FairPoint's operations since November 2002. He began his career in 1978 when he joined Chautauqua and Erie Telephone Corporation. When FairPoint acquired C&E in July 1997, Mr. Nixon was named President of C&E. Since 1999, he has served in positions of increasing responsibility, including President of FairPoint's Eastern Region, President of the Telecom Group and Senior Vice President – Corporate Development, where he was responsible for acquisitions and new revenue opportunities.



Walter E. Leach, Jr.
Executive Vice President,
Corporate Development

Walter Leach joined FairPoint in October 1994 as Chief Financial Officer, adding the title of Senior Vice President in 1998. In July 2004 Mr. Leach was promoted to Executive Vice President and in June 2005 accepted the position of Executive Vice President, Corporate Development. In his new position Walter will be responsible for all the merger and acquisition activity for the corporation. Prior to joining FairPoint, Mr. Leach spent 10 years at Independent Hydro Developers as Executive Vice President, responsible for project acquisition, financing and development activities. From 1980 to 1984, he was Vice President, Investor Relations, for The Pillsbury Company and served as Treasurer, Assistant Treasurer, and Controller for Burger King Corporation.



John Crowley
Executive Vice President,
Chief Financial Officer

John Crowley is responsible for FairPoint's financial reporting and control, investor relations, treasury and risk management. Mr. Crowley joined FairPoint in May 2005 after independent investment banking for telecommunications clients in Europe and the United States, including FairPoint. In June 2005, Mr. Crowley accepted the position of Executive Vice President and Chief Financial Officer. He was previously a Managing Director of BT/Alex Brown in London. Mr. Crowley is a graduate of St. Lawrence University and holds an MBA from the Wharton School at the University of Pennsylvania.



Shirley J. Linn
Executive Vice President,
General Counsel & Secretary

Shirley Linn is responsible for managing FairPoint's legal matters, including contracts, securities law compliance, employment issues and acquisitions. She joined FairPoint in October 2000. Prior to 2000, Ms. Linn had been a partner with the Charlotte law firm of Underwood Kinsey Warren & Tucker, P.A., where she specialized in general business matters, particularly mergers and acquisitions, after beginning her legal career in New York City. As outside counsel, she represented FairPoint in 10 of its telephone company acquisitions.



Lisa R. Hood
Chief Operating Officer - Telecom Group

Lisa Hood was appointed FairPoint's Chief Operating Officer - Telecom Group in April 2007. Since 2004 Ms. Hood has held the position of Senior Vice President and Controller. From December 1993 to July 2004, Ms. Hood served as Controller and Vice President for FairPoint. Prior to joining FairPoint, Ms. Hood served as manager of a local public accounting firm in Kansas and is a Certified Public Accountant in Kansas.

Investor Contact:

Brett Ellis

Director, Financial Reporting and Investor Relations

FairPoint Communications, Inc.

704-227-3655

bellis@fairpoint.com

Media Contact:

Pam Joy

FairPoint Communications Media

FairPoint Communications, Inc.

207-642-7337

pjoy@fairpoint.com

6-26-07

©FairPoint Communications, Inc.

FairPoint communications

our locations

Strengthening Communities through Communications

FairPoint Communications has a proven record of growth since our first acquisition in 1993.

We have acquired telecommunications properties from small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the major telephone operating companies.



1. **Yelm, Washington**
(YCOM Networks, Inc.)
Acquired July 2000

2. **Ellensburg, Washington**
(Ellensburg Telephone Company)
Acquired April 1998

3. **St. Anthony / Idaho Falls, Idaho**
(Fremont Telcom Co.)
Acquired June 2000

4. **Crestone / Mosca, Colorado**
(Columbine Telecom Company)
Acquired April 1997

5. **Simla, Colorado**
(Big Sandy Telecom, Inc.)
Acquired June 1996

6. **Tribune / Leoti, Kansas**
(Sunflower Telephone Company, Inc.)
Acquired May 1993

7. **Dodge City, Kansas**
(ST Enterprises, Ltd. Corporate Accounting and IS/IT Functions)

8. **Americus, Kansas**
(Bluestem Telephone Company)
Acquired August 1996

9. **Chouteau, Oklahoma**
(Chouteau Telephone Company)
Acquired June 1998

10. **Kearney, Missouri**
(Unite Communications Systems, Inc.)
Acquired August 2006

11. **Peculiar, Missouri**
(FairPoint Communications Missouri, Inc.)
Acquired July 2006

12. **Yates City, Illinois**
(Yates City Telephone Company)
Acquired September 1999

13. **Cornell / Ransom, Illinois**
(C-R Communications, Inc.)
Acquired October 1997

14. **El Paso, Illinois**
(The El Paso Telephone Company)
Acquired February 1999

15. **Odin, Illinois**
(Odin Telephone Exchange, Inc.)
Acquired August 1996
East
Acquired September 2001

16. **Columbus Grove, Ohio**
(The Columbus Grove Telephone Company)
Acquired February 1999

17. **Germantown, Ohio**
(The Germantown Independent Telephone Company)
Acquired November 2006

18. **Orwell, Ohio**
(The Orwell Telephone Company)
Acquired December 1999

19. **Bentleyville, Pennsylvania**
(Bentleyville Communications Corporation)
Acquired September 2005

20. **Marianna, Pennsylvania**
(Marianna and Scenery Hill Telephone Company)
Acquired September 2001

21. **Westfield, New York**
(Chautauqua and Erie Telephone Corporation)
Acquired July 1997

22. **FairPoint Carrier Services, Inc.**

23. **Kinderhook, New York**
(Berkshire Telephone Corporation)
Acquired May 2005

24. **Chatham, New York**
(Taconic Telephone Corp.)
Acquired March 1998

Maine, Vermont and New Hampshire

25. *(FairPoint Vermont, Inc.)*
Acquired August 1994
26. *(Sidney Telephone Company)*
Acquired January 1996
27. *(Northland Telephone Company of Maine, Inc.)*
Acquired August 1994
28. *(Community Service Telephone Co.)*
Acquired December 2003
29. *(Standish Telephone Company)*
30. *(Maine Telephone Company)*
31. *(China Telephone Company)*
Acquired November 1998

32. **Gretna, Virginia**
(Peoples Mutual Telephone Company)
Acquired April 2000

33. **FairPoint Communications, Inc.**
Corporate Headquarters

34. **Port St. Joe, Florida**
(GTC, Inc.)
Acquired April 2000

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704.344.8150
www.fairpoint.com

6-26-07

©FairPoint Communications, Inc.

highlights of FairPoint / Verizon transaction

Strengthening Communities through Communications

FairPoint Communications has a proven record of growth since our first acquisition in 1993.

We have acquired telecommunications properties from small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the major telephone operating companies.

1. Jobs and employees are important to FairPoint: So are the Unions
- All existing union and non-union employees will continue with the business after the transaction closes.
- FairPoint will honor the union contracts. We will continue the same compensation, benefits and pension plan.
- FairPoint intends to work collaboratively with the unions on new collective bargaining agreements when they are due to be negotiated in 2008.
- Pension plan comes fully funded from Verizon.

2. FairPoint will add approximately 675 new positions
- Approximately 675 new positions will be brought to the three-state region by FairPoint.
- Back office functions such as accounting and administration currently performed by Verizon outside of region will be added in the three states.
- New facilities will include an Administration Center, Network Operations Center and IS/IT Data Center.

3. Northern New England needs Broadband: FairPoint will provide it
- During the18 months following the merger, FairPoint will substantially increase broadband.
- 92% of FairPoint's current customers in the region have access to FairPoint broadband.
- 62% of Verizon's current customers in region have access to a Verizon broadband product.
- FairPoint will use a combination of fiber and DSL technology to expand service.
- Technology will accommodate very high speeds and video products.

4. FairPoint will work to keep customers happy
- The price of DSL service will not increase for current Verizon customers as a result of the merger.
- Customers will receive a more localized service with more options on bundles and pricing.
- Wholesale customers (CATV and CLECs) will continue to receive similar services at similar prices.
- FairPoint will honor all customer contracts currently in place.

5. FairPoint has the financial strength to meet the region's telecommunications needs
- FairPoint will be the eighth largest telecommunications carrier in the United States, with almost $1.5 billion in annual revenues (based on revenues as of 12/31/06).
- FairPoint will serve about 2 million access line equivalents - 1.2 million residential and 450,000 business voice lines, 150,000 wholesale lines, and 247,000 broadband subscribers (as of 12/31/06).
- Merger consideration is conservatively capitalized with 37% equity and 63% debt.
- Detailed plan to ensure smooth, seamless service continuing to all customers.
- Expected to improve FairPoint's financial flexibility, enhance future access to capital, reduce cost of capital, and increase free cash flow.

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

6-26-07

©FairPoint Communications, Inc.

FairPoint communications

it's the new guy on the line

Strengthening Communities through Communications.

FairPoint Communications has a proven record of growth since our first acquisition in 1993. We focus on small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the regional Bell operating companies.

FairPoint Communications will offer a new perspective; new service; expanded broadband

March 26, 2007
By Gene Johnson, CEO
FairPoint Communications

How will FairPoint Communications meet the challenge of becoming the new local phone company in Maine, New Hampshire and Vermont?

We have begun by meeting with local leaders to discuss the implications for customers, communities and Verizon employees of our purchase of Verizon's wireline business in the region. We are also carefully listening so we might understand the needs of customers and what infrastructure investments need to be made to ensure the region can compete effectively in the information age. We are planning to make significant investments in infrastructure to bring broadband Internet access to individuals and businesses in rural areas where high-speed Internet is currently unavailable.

We are counting on the skills and experience of every current Verizon employee to help us in this effort, and to ensure a successful transition that benefits every Verizon customer. We also expect to establish three new service centers, which will create hundreds of new jobs in the region so we can better respond to the needs of our customers.

FairPoint Communications has been operating small urban and rural telephone companies across America since the company was founded in 1991. We know how important reliable state-of-the-art communications are to our customers and we know we strengthen communities through communications. As a founder of the company, I have been personally involved with purchasing and subsequently operating more than 30 telecommunications companies in eighteen states.

FairPoint is focused on wirelines, not the wireless service that some telecommunications companies are aggressively pursuing. Wireless technology is important, but we believe the lines that run to homes and businesses - from Fort Kent to Fryeburg, Maine; Berlin to Keene, New Hampshire; Burlington to Rutland, Vermont - remain essential to our overall communications infrastructure. Despite the proliferation of wireless phones and handheld communications devices, most people continue to use a traditional phone line at home, and connect to the Internet through a wired portal and, in fact, nearly all wireless calls transit the wireline network.

Soon, our customers will include the individuals, homeowners, business owners and municipalities throughout Maine, New Hampshire and Vermont that rely on our landlines for reliable access to information and connectivity day-in and day-out. The people of New England expect excellent personal service, and we are prepared to deliver. We're anxious to bring the benefits of broadband Internet to the people in New Hampshire, Vermont and Maine who do not yet enjoy it. FairPoint is an industry leader in providing access to broadband; more than 92% of our existing customers in New England have access to high speed Internet and we intend to increase broadband access throughout the Verizon service area once the merger is complete.

We are well positioned to achieve these goals. To do so, we will draw upon the talents and experience of every existing Verizon employee, and we will be hiring an additional 600 people throughout the region. We know that satisfied customers fuel our business, and, furthermore, that satisfied employees lead to satisfied customers. We will offer the Verizon employees an excellent compensation package comparable to the one with which they are now accustomed. This means: good jobs, fair pay, comprehensive benefits and a pension plan that comes fully funded from Verizon. We'll honor all the existing bargaining agreements and work collaboratively when collective bargaining agreements are due to be renewed in 2008.

FairPoint will be financially strong upon completion of this transaction with revenues of approximately $1.5 billion. The transaction will result in a strong balance sheet, a likely credit rating upgrade and significant financial flexibility for ongoing capital investment, introduction of innovative services, and potential future growth.

This transaction will be good for all involved - customers, employees, shareholders and the economic development of the entire region. We at FairPoint look forward to expanding our presence in the region and to a long and successful partnership with the people of Maine, New Hampshire and Vermont. We are excited about being your communications provider and will work hard every day to build your trust and provide you with the latest in communications services. We build communities through communications and we take that responsibility very seriously.

FairPoint Communications' corporate headquarters is in my hometown of Charlotte, North Carolina, where a man's word is his bond. We intend to live up to our promises as our company grows in New England and this region becomes the center of our business. You have my word on that!

FairPoint Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

6-26-07

©FairPoint Communications, Inc.